Ecopetrol S.A. Obtains Authorization to Enter into a Loan Agreement with International Banks for up to USD 530 Million

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company” and together with its subsidiaries, the “Ecopetrol Group”) announces that, through Resolution 3047 dated November 21, 2025 (the “Resolution”), the Ministry of Finance and Public Credit (“MHCP”) authorized the Company to enter into a loan agreement (the “Agreement”) for up to five hundred thirty million U.S. dollars (USD 530 million) with Banco Latinoamericano de Comercio Exterior, S.A. and Sumitomo Mitsui Banking Corporation (the “Lenders”). The credit facility will have a five (5)-year term starting from the contract signing date, with a bullet repayment at maturity, and a variable interest rate indexed to SOFR.

The proceeds of this transaction will be allocated to finance investments, in accordance with the Resolution issued by MHCP and Ecopetrol’s 2025 financing plan. The Company has complied with all required internal procedures and approvals to obtain the loan.

MHCP reviewed and approved the draft agreement, which includes customary borrower default events such as failure to make timely payment of principal and interest, any material impact on the borrower’s payment capacity, impairment of the integrity of the Company’s financial information, and breach of contractual obligations, among others. Should any of these events occur, the Lenders would have the right to demand early repayment of the debt, following the procedure set forth in the Agreement. Likewise, the draft agreement establishes Ecopetrol’s right to seek recourse against the Lenders if they fail to disburse funds under the agreed terms. Governing law is the laws of the State of New York.

The conditions obtained under this Agreement reaffirm the support and confidence of the international financial sector in the Ecopetrol Group’s strategy, amid a volatile market environment, where the Company continues to secure favorable financing terms.

Bogota D.C., November 21, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co